Columbia Care Inc.

680 Fifth Ave., 24th Floor

New York, New York 10019

August 12, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sasha Parikh, Kevin Vaughn, Irene Paik and Samuel Kluck

Re: Columbia Care Inc.

Request to Withdraw Registration Statement on Form 10

Filed June 16, 2021

File No. 000-56294

Dear Sirs and Madams:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Columbia Care Inc., a British Columbia corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 10 (SEC File No. 000-56294), filed by the Company on June 16, 2021 (the “Registration Statement”), in connection with the registration of the Company’s common stock, no par value per share, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company reserves the right to resubmit the Registration Statement at a future date.

In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 Registration Statement would automatically become effective 60 days after the initial filing of the Form 10 Registration Statement. The Company believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date. Accordingly, the Company respectfully requests that Form 10 Registration Statement be withdrawn effective as of the date hereof or at the earliest practical date but in any event prior to August 14, 2021.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at (640) 200-0619, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel, at (416) 367-7376.

Sincerely, Columbia Care Inc.

/s/ David Sirolly
By:	David Sirolly
Title:	Chief Legal Officer and General Counsel

cc:	James Guttman, Dorsey & Whitney LLP